State of Delaware
Secretary of State
Division of Corporations
Delivered 04:41 PM 07/08/2022
FILED 04:41 PM 07/08/2022
SR 20222943815 - FileNumber 6545627

# UVISION, INC.

## AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

UVISION, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify as follows:

A. The Company's original Certificate of Formation was filed with the Secretary of Delaware on December 30, 2021.

B. The Amended and Restated Certificate of Formation was duly adopted, executed, and filed in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware (the "GCL"), and restates, integrates and further amends the provision of the Company's Certificate of Formation.

1. **Name**. The name of the Corporation is UVISION, Inc.

2. **Registered Agent**. The Corporation's registered office in the State of Delaware shall be located at 19 Kris Court, Newark, New Castle County, Delaware 19702. Its registered agent at such address is Delaware Registered Agents & Incorporators, LLC.

3. **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "GCL").

4. **Authorized Capital.**

4.1. **In General**. The authorized capital of the Corporation shall consist of Ten Million Two Hundred Thousand (10,200,000) shares of common stock with $.001 par value per share ("Common Stock"), of which Two Million (2,000,000) are designated as "Class A Voting Common Stock," Eight Million (8,000,000) are designated as "Class B Non-Voting Common Stock," Two Hundred Thousand (200,000) are designated as "Class C Voting Common Stock," and One Million (1,000,000) shares of preferred stock with $.001 par value per share ("Preferred Stock").

4.2. **Common Stock.**

4.2.1. **In General.** The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

4.2.2.    **Voting Rights.** Each holder of shares of Class A Voting Common Stock shall be entitled to one (1) vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class C Voting Common Stock shall be entitled to a one-fifth (1/5) vote for each share of Class C Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors.

4.2.3.    **Other Rights.** Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock, the Class B Non-Voting Common Stock and the Class C Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock, the Class B Non-Voting Common Stock and the Class C Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, or Class C Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4.3.    **Preferred Stock.** The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

5.    **Written Ballots.** Unless and except to the extent that the by-laws of the Corporation so require, the election of directors need not be by written ballot.

6.    **Limitation of Liability.** To the fullest extent permitted by law, a director shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this section 6 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment.

7. **Indemnification; Advancement of Expenses**. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this section 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this section 7 may be expanded upon, but not restricted, by the bylaws.

8. **Bylaws**. In furtherance and not in limitation of the powers conferred by the GCL, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. **Right to Amend**. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10. **No Preemptive Rights**. No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock except to the extent that, and on such terms as, the board of directors from time to time may determine by written resolution.

11. **Effective Date**. The effective date of the filing of this Amended and Restated Certificate of Incorporation shall be the date of its filing.

12. **Forum**. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the By-Laws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this section 12.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on July 06, 2022.

Parsa Mayahi

Parsa Mayahi, Chief Executive Officer

Sam Giahi

Sam Giahi, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:40 PM 12/30/2021
FILED 12:40 PM 12/30/2021
SR 20214264371 - File Number 6545627

# UVISION, INC.

## CERTIFICATE OF INCORPORATION

1. **Name.** The name of the Corporation is UVISION, Inc.

2. **Registered Agent.** The Corporation's registered office in the State of Delaware shall be located at Delaware Registered Agents & Incorporators, LLC, 19 Kris Court, in the City of Newark, County of New Castle, Delaware 19702. Its registered agent at such address is and shall be Delaware Registered Agents & Incorporators, LLC.

3. **Incorporator.** The Incorporator of the Company is Sam Giahi whose mailing address is 557 Rockefeller, Irvine, CA 92612.

4. **Purpose.** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "GCL").

5. **Authorized Capital.**

   5.1. **In General.** The authorized capital of the corporation shall consist of Ten Million (10,000,000) shares of common stock with $.001 par value per share ("Common Stock"), of which Two Million (2,000,000) are designated as "Class A Voting Common Stock" and Eight Million (8,000,000) are designated as "Class B Non-Voting Common Stock," and One Million (1,000,000) shares of preferred stock with $.001 par value per share ("Preferred Stock").

   5.2. **Common Stock.**

   5.2.1. **In General.** The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

   5.2.2. **Voting Rights.** Each holder of shares of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

5.2.3. **Other Rights.** Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

5.3. **Preferred Stock.** The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

6. **Written Ballots.** Unless and except to the extent that the by-laws of the Corporation so require, the election of directors need not be by written ballot.

7. **Limitation of Liability.** To the fullest extent permitted by law, a director shall not be personally liable to the corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this section 6 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. **Indemnification; Advancement of Expenses.** The corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person

was authorized in the specific case by the board of directors of the corporation. Any amendment, repeal or modification of this section 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this section 7 may be expanded upon, but not restricted, by the bylaws.

9. **Bylaws**. In furtherance and not in limitation of the powers conferred by the GCL, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

10. **Right to Amend**. The corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11. **No Preemptive Rights**. No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock except to the extent that, and on such terms as, the board of directors from time to time may determine by written resolution.

12. **Effective Date**. The effective date of the filing of this Certificate of Incorporation shall be the date of its filing.

The undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, does make, file and record this Certificate, and does certify that the facts herein stated are true, and I have accordingly hereunto set my hand this DocuSigned by: day of December 2021.

Sam Giahi

A0F0B8CCF23B49D...

Sam Giahi, Incorporator

4888-9746-1256, v. 1

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "UVISION, INC." IS DULY INCORPORATED

UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND

HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS

OFFICE SHOW, AS OF THE FOURTEENTH DAY OF JANUARY, A.D. 2022.



Jeffrey W. Bullock, Secretary of State

6545627  8300

SR# 20214264371

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202403856

Date: 01-14-22